

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 5, 2015

Via E-mail
Mr. Blake Olafson
Chief Executive Officer
Alexandra Capital Corp.
2075 West 37th Avenue
Vancouver, British Columbia
Canada V6M 1N7

Re: Alexandra Capital Corp.
Form 20-FR (12g)
Filed September 11, 2015
File No. 000-55509

Dear Mr. Olafson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Item 3. Key Information

Selected Financial Data, page 10

1. We note several discrepancies in your selected financial data table when compared to your Interim Statements of Income (Loss) and Statements of Financial Position included in Item 8, Financial Information. Please revise the table, as necessary.

Item 4. Information on the Company, page 17

2. Please tell us if a member of your management team has visited your property and, if not, disclose this in your filing.

3. Please expand your disclosure concerning the exploration plans for the properties as suggested by paragraph (b) (4) (i) of Industry Guide 7. The exploration plan should address the following points:

    - Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

    - If there is a phased program planned, briefly outline all phases.

    - If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

    - Disclose how the exploration program will be funded.

    - Identify who will be conducting any proposed exploration work and disclose their qualifications.

4. Please provide an overview of the exploration and mining permit requirements for companies operating in British Columbia. Include in your overview the permits required to explore or mine, any fees or bonding requirements necessary to explore or mine, the Government agencies responsible for any applicable permits, and a discussion pertaining to the time frame to obtain any permits or approvals to explore or mine.

5. We note your reference to a figure 6 on page 26 of your filing. We are unable to locate this figure. Please advise.

6. Please revise to define ICP-MS analysis.

7. We note your disclosure on page 27 and 28 that the CDN standards performed poorly. Please revise to discuss the significance of this statement or tell us why this is not significant.

Business Overview, page 18

8. Please include the phone number of your registered office as required by Item 4.A.3 of Form 20-F.

9. The disclosure on page 17 in the table refers to the first and second anniversary of the qualifying transaction completion. The agreement refers to exchange approval. Please reconcile. Also, please clarify the amount that has been paid pursuant to this option agreement as of the most recent practicable date and clarify whether the $100,000 in qualifying expenditures was completed in the time period required.

10. Please clearly describe the material effects of government regulations on the company's business and identify the applicable regulatory body. See Item 4.B.8 of Form 20-F.

Item 5. Operating and Financial Review and Prospects

Liquidity and Capital Resources, page 29

11. Please revise your disclosure to include an evaluation of the sources and amounts of the company's cash flows from operating and financing activities. Please note the disclosure of changes in cash flows should be for each year and interim period presented in your financial statements.

Item 6. Directors, Senior Management and Employees

Compensation, page 32

12. We note the disclosure on page 36 that you paid $1500 to an officer of the company for consulting services. Please explain why such compensation is not disclosed in this section. In addition, we note the stock based compensation in the financial statements for the year ended November 30, 2014. To the extent the stock was issued to officers and directors, please provide clear disclosure in this section. Please disclose all compensation, not just cash compensation.

Item 7. Major Shareholders and Related Party Transactions, page 36

13. Please disclose any significant change held by any major shareholders during the past three years. See Item 7.A.1(b) of Form 20-F.

Related Party Transactions, page 36

14. Please identify the related parties by name and provide all disclosure required by Item 7.B. of Form 20-F.

Item 9. The Offer and Listing

Offer and Listing Details, page 38

15. Please provide the information required by Item 9.A.4-7. See Instruction to Item 9 of Form 20-F.

Markets, page 38

16. Please revise your disclosure to indicate if you will seek to list your common stock on another exchange. See Item 9.C. of Form 20-F.

Item 17. Financial Statements, page 48

17. We note your list of financial statements filed as part of the annual report under Item 17. Please note that compliance with Item 18 rather than Item 17 is required for issuer financial statements included in both annual reports and registration statements filed on Form 20-F for issuers with fiscal years ended on or after December 15, 2011. Please revise to present clearly your financial statements under Item 18 of Form 20-F. Refer to General Instruction E(c)(2) of Form 20-F.

18. Please refer to Item 17(c) of Form 20-F and AU 341.13 and amend your filing to provide a revised independent auditor´s report that:

- indicates management's responsibility that the financial statements are in accordance with IFRS as issued by the IASB;

- indicates that the audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States);

- includes an opinion on whether the financial statements comply with IFRS as issued by the IASB; and

- uses the unconditional statement of "substantial doubt" when referring to the entity's ability to continue as a going concern.

Financial Statements for the years ending November 30, 2014 and 2013

Statements of Changes in Equity, page 5

19. You state on page 12 an aggregate of 2,400,000 flow-through units were issued at a price of $0.05 per Unit for gross proceeds of $120,000. However, the share capital recorded in the statement of equity for the year ended November 30, 2014 is $108,000. Please reconcile this difference or revise the disclosure, as necessary. Please also revise to include financial statement disclosure of any non-cash investing and financing transactions pursuant to paragraph 43 of IAS 7.

<u>Note 8. Write-Off Sales Tax Receivable, page 18</u>

20. You disclose sales tax previously determined to be deductible was written off as a result of information received from the CRA during the year ended 2014. Please address the following:

   - Further explain to us the nature of the sales tax receivable, including what it represents, why it was initially recorded and the authoritative literature relied upon to support recording the receivable.

   - Tell us and revise to clarify where this receivable was recorded on your November 30, 2013 balance sheet.

   - Further explain the reason(s) for the write-off of the sales tax receivable and identify what information was received from the CRA that was used to determine the write-off was appropriate.

   - Provide us with your analysis to support that the 2014 tax receivable write-off represented a change in accounting estimate versus a prior period error under IAS 8.

   - Revise your disclosure to further clarify your accounting for the sales tax receivable and the write-off of the sales tax receivable. Also revise to define both "CRA" and "ITC."

In responding to our comments, please provide a written statement from the company acknowledging that:

   - the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact Myra Moosariparambil at (202) 551-3796 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman, Mining Engineer, at (202) 551-3610 with questions on engineering related comments. Please contact Hillary Daniels at (202) 551-3959 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages, Apparel, and
Mining

cc: William L. Macdonald, Esq.
       Macdonald Tuskey